F-Secure Corporation


03050042


F-SECURE

82-5035

March 17, 2003


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


PROCESSED
APR 24 2003
THOMSON
FINANCIAL

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator

pp. Henrietta Malmari

dlw 4/16

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®

FOR RELEASE March 12, 2003

F-Secure and Leading European Service Providers offer New Security Services to Consumers and Small Businesses

New version of F-Secure's Security as a Service solution launched at CeBit

CeBIT, March 12, 2003 - Security services are one of the fastest growing businesses in the Internet Service Provider (ISPs) market and enable ISPs to rapidly deploy value-added services to its clientele. Consumers and small businesses are demanding easy-to-use and easy-to-purchase security services from their Internet Service Providers.

Now F-Secure is launching a new version of F-Secure's internet security solution, F-Secure PersonalExpress 4.60. This solution enables Internet Service Providers to offer their customers fully automatic protection. The subscription-based security delivery concept is designed specifically for distribution by Internet Service Providers to protect the PC from viruses and against hacking. By offering hosted security services and integrating security in the network infrastructure, service providers can focus on their own core business and at the same time easily generate new business by offering Security as a Service™.

F-Secure's turnkey security solution is managed by the company's 24/7 high quality hosting centers. Service level guarantees and a variety of on-line reports and monitoring tools keep Internet Service Providers in control of the subscriber base and quality of the service. No capital investments are needed and ISPs can utilize their existing customer care and billing systems when implementing the security service. Built-in customization support, open interfaces to subscription databases, and the service expiration control mechanism ensure easy and fast service deployment.

"With F-Secure's Security as a Service solutions, ISPs can easily expand their portfolio by offering security services as a value-added service to the customer base and use these as a differentiator to gain more revenue," says Kimmo Alkio, Chief Operating Officer of F-Secure. "Extensive built-in co-branding support helps ISPs strengthen their own brand when they introduce security services to their customer base. ISPs can easily increase the existing revenue stream and average revenue per user (ARPU) with F-Secure's world-leading security solutions," he continues.

Through these outsourced security services, ISPs are able to protect their on-line customers against Internet threats in an automated and easy-to-use manner. End users do not have to worry about outdated virus signature databases or actual security software updates. After

the simple installation procedure, daily use is automatic and updates are being done transparently despite where and when the connection to the Internet was made.

F-Secure's top-class research and product development ensure that ISPs enjoy the full benefit of their investment in the partnership with F-Secure - not only today but also for years to come. F-Secure products are internationally awarded and top-rated in software benchmark tests. F-Secure was also the first company to launch security services for wireless devices.

The exponential growth of Internet security threats, such as new viruses, worms and Trojans, as well as intrusions continue to increase the demand for internet security. In addition, the rapid increase of broadband access further increases market demand for always on and easy-to-use security services.

F-Secure is in a leading position in Europe for offering value-added security services with ISPs. F-Secure offers a business model to its ISP partners which is in full support of their objectives for increasing Average Revenue per User (ARPU) by offering automated internet security services to their customer base. In conjunction with incremental revenue drive, F-Secure's unique partnering strategy further enables ISPs to co-brand the service offering and launching these services without capital investments. F-Secure's key ISP partners include many leading European Internet Service Providers, such as Deutsche Telekom, TeliaSonera, France Telecom's ISP Wanadoo and Elisa Communications, who have successfully implemented security services for their customers with F-Secure's applications and platform.

For more information, see F-Secure's new WEB pages:

http://www.F-Secure.com/solutions/sp.shtml

Reference customer list: http://www.f-secure.com/products/pex/sp-list.shtml

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For further questions, please contact:

F-Secure Corporation
Jari Heinonen, Sales Manager, Service Provider Business
Tammasaarenkatu 7, FIN-00180 Helsinki, Finland
Phone: +358 9 2520 4108, Fax: +358 9 2520 5012, Mobile: +358 40 715 8155
e-mail: Jari.Heinonen@F-Secure.com http://www.F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®

FOR RELEASE February 27, 2003

F-Secure Takes Linux Security to a New Level

A new email gateway solution for ISPs and IT departments launched together with new Linux based security management solutions

F-Secure's product portfolio for Linux covers both virus protection and data transmission encryption. These products are optimized for protecting both standalone Linux computers as well as Linux servers and gateways, and to help remotely manage both Windows- and Linux -machines. This portfolio is now expanded with 3 new products: F-Secure Anti-Virus for Firewalls 6.10, F-Secure Anti-Virus for Linux Servers 4.50 and F-Secure Policy Manager for Linux. These new products will introduce superior virus detection for Linux servers and email gateways as well as true cross-platform management capability.

Linux has become one of the central building blocks in our global network infrastructure. Lack of security at this level would not only put the backbone itself in jeopardy, but also leave a majority of the end-users' computers vulnerable to attacks. F-Secure's Linux-products ensure that this backbone can be operated safely and prevent viruses from propagating through it. "We have already seen several fast-spreading worms that use Linux servers to replicate. The Slapper-incident is just one example," says Mr. Mikko Hypponen, the Manager of Antivirus Research at F-Secure. "The only reliable way to fight this kind of threat is to implement security in the network itself", he continues.

F-Secure Anti-Virus for Firewalls 6.10 enables the customer to use pure Linux/Unix solutions at the gateway level. This product provides the same features as the Windows-version, thus enabling the customer to scan traffic that goes through the firewall. The product is especially important in environments where the critical gateways are based on Unix/Linux to reduce downtime and improve scalability. With multiple scanning engines this product provides reliable protection against all known types of viruses, including macro, script and binary viruses.

F-Secure Anti-Virus for Linux Servers 4.50 provides a new architecture that is optimized for mail scanning and other similar tasks. The product provides a new powerful interface that is optimal for integration in systems like AMaViS that check contents for viruses. The interface allows the user to easily schedule tasks like virus scans and definition file updates. This product is, like the F-Secure Anti-Virus for Firewalls, based on the same industry leading scanning technology as the other products in the F-Secure Anti-Virus family. It uses the same update files and provides the equally high detection rate. One of the most significant new features in F-Secure Anti-Virus for Linux Servers 4.50 is the daemon mode. This mode enables the user to load the scanning engines into memory

permanently. A small lightweight module can attach to this daemon and start scanning tasks. This unique architecture ensures extremely fast scanning performance with quick and easy integration to any solution that might want to launch an anti-virus check.

F-Secure Policy Manager is the centralized policy management tool for the entire F-Secure product range. This tool has been available for Windows already for several years, but is now available for Linux as well. The new Linux-version introduces both a console- and sever-component for Linux. These components are fully compatible with the versions for Windows and mixed systems are supported. The most common installation scenario is a setup where several Linux servers running F-Secure Policy Manager Server are distributed through an enterprise network. Windows workstations connect to these servers and the administrator can use the Linux- or Windows-based F-Secure Policy Manager Console to manage the system. The benefits are obvious in organizations that use Linux as their server platform. The F-Secure Policy Manager 5.11 for Linux is available for download at http://www.f-secure.com/products/policy-man/linux/

For more information and technical details on F-Secure's products, please visit http://www.F-Secure.com

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For more information, please contact:

Mikael Albrecht, Product Manager
F-Secure Corporation
Pl 24
FIN-00181 Helsinki
Finland
Tel. +358 9 2520 5640
Fax +358 9 2520 5001
Mobile +358 40 550 9349
Email: Mikael.Albrecht@F-Secure.com

SEC, Washington Exemption File No. 82-5079

Press release




SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C.
SECTION

March 21, 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

NOTICE OF

Annual General Meeting of Skandia

Shareholders of SKANDIA INSURANCE COMPANY LTD (publ) are hereby summoned to the Annual General Meeting to be held on Tuesday, 15 April 2003, at 4.00 p.m. (Swedish time). Location: Globe Arena, Annex, Arenatorget, Entrance 2, Stockholm, Sweden.

NOTIFICATION OF ATTENDANCE, ETC.

Shareholders intending to attend the Annual General Meeting, must

- be recorded as shareholders in the Shareholder Register maintained by the Swedish Securities Register Centre (VPC AB) as per Friday, 4 April 2003,

and must

- notify the Company of their intention to attend the Meeting not later than 4.30 p.m. (Swedish time) on Thursday, 10 April 2003. Notification of intent to attend the Meeting can be made in writing to Skandia, Corporate Law, "AGM", SE-103 50 Stockholm, Sweden, by telephone Int. +46-8-788 29 63, +46-8-788 30 68 or +46-8-788 25 99, by fax Int. +46-8-788 15 50, or via the Internet at http://www.skandia.com/agm. Please note that if voting by proxy, power of attorney must be submitted to the Company in original and may not be sent by fax or via the Internet. Information provided to the Company will be used only for the Annual General Meeting.

Shareholders whose shares are held in trust by a bank or private broker must temporarily register their shares in their own names in the Shareholder Register to be able to attend the Annual General Meeting. Such registration must be completed not later than Friday, 4 April 2003. Shareholders are advised to notify the trustee well in advance of 4 April of their request to have their shares re-registered.

INTERPRETATION OF THE PROCEEDINGS INTO ENGLISH

For the convenience of non-Swedish speaking shareholders, the proceedings of the Annual General Meeting will be simultaneously interpreted into English, if so requested in connection with notification of attendance to the Annual General Meeting.

AGENDA AND PROPOSED DECISIONS

1. Opening of the Meeting
2. Election of a chairman to preside over the Meeting
   Nominating Committee Recommendation: Mr. Claes Beyer, Attorney at Law.
3. Address by Mr. Lars-Eric Petersson, President and CEO of Skandia
4. Setting of the agenda
5. Election of a person to check and sign the minutes together with the chairman
6. Verification of the voting list
7. Decision as to whether the Meeting has been properly called
8. Presentation of the Annual Report and the Consolidated Accounts for 2002
9. Presentation of the Audit Report and the Consolidated Audit Report for 2002
10. Approval of the Profit and Loss Account and Balance Sheet and the Consolidated Profit and Loss Account and Consolidated Balance Sheet for 2002



11. Decision on appropriation of the Company's result in accordance with the adopted Balance Sheet and determination of the record date for payment of a dividend
12. Decision as to whether to discharge the Directors and the President from liability for their administration during the 2002 financial year
13. Decision on Directors' fees
    Nominating Committee Recommendation:
    - Chairman SEK 1,000,000 (unchanged),
    - Vice Chairman SEK 450,000 (unchanged),
    - Director SEK 300,000 (unchanged).

    In contrast with previous years, there shall be no requirement to purchase Skandia shares. No fees shall be paid to Directors who are employees of the Skandia group. In addition, it is proposed that the Annual General Meeting appropriate SEK 500,000 (unchanged) to be apportioned at the Board's discretion, to Directors in connection with their duties on Board committees.
14. Decision on the number of Directors to be elected by the Meeting
    Nominating Committee Recommendation: Eight Directors (unchanged).
15. Election of Directors
    (The term of office, which is two years according to the Articles of Association, expires for Dr. Oonagh McDonald, Mr. Lars-Eric Petersson, Mr. Clas Reuterskiöld and Dr. Günter Rexrodt. Dr. Günter Rexrodt has declined re-election. In addition, Dr. Lars Ramqvist and Mr. Melker Schörling have announced that they wish to resign from
    the Board in connection with the Annual General Meeting.)
    Nominating Committee Recommendation:
    Re-election of
    - Dr. Oonagh McDonald,
    - Mr. Lars-Eric Petersson,
    - Mr. Clas Reuterskiöld, and

    new-election of
    - Mr. Bengt Braun,

    all for the period through the 2005 Annual General Meeting, and
    new-election of
    - Mr. Björn Björnsson, and
    - Mr. Leif Victorin,

    both for the period through the 2004 Annual General Meeting.
    The Swedish Consumer Agency and the Stockholm Chamber of Commerce, which have the duty to appoint the policyholders' representatives on the Skandia Board, have appointed Professor Boel Flodgren (re-election) and Ms. Maria Lilja (re-election), respectively, as the policyholders' representatives, for the period through the 2004 Annual General Meeting.
16. Decision on Auditors' fees
    Nominating Committee Recommendation: Reasonable amount as invoiced.
17. Election of Auditors
    Nominating Committee Recommendation: Re-election of Mr. Jan Birgerson, Authorized Public Accountant, Ernst & Young, and re-election of Mr. Carl Lindgren, Authorized Public Accountant, KPMG.
18. Election of Alternate Auditors
    Nominating Committee Recommendation: Re-election of Mr. George Pettersson, Authorized Public Accountant, KPMG, and re-election of Mr. Olof Cederberg, Authorized Public Accountant, Ernst & Young.
19. Decision on Nominating Committee and its remuneration
    Nominating Committee Recommendation: As an amendment of the decision made by Skandia's 1995 Annual General Meeting, the Nominating Committee shall consist of six members appointed as follows:
    - one representative for each of the four largest owners (owner-groups) of Skandia, to be appointed by the respective owners (owner-groups)



- one representative for the small and medium-sized shareholders of Skandia, to be appointed by the Skandia Shareholders' Association or similar
- one representative for the policyholders of Skandia Liv, to be appointed by the Stockholm Chamber of Commerce

Skandia's Chairman shall be co-opted to the Committee and be responsible for calling the Committee, while the representative of the largest owner (owner-group) shall serve as chairman of the Committee. Representatives of the largest owners shall be appointed based on the ownership structure of Skandia in connection with the release of the third-quarter interim report, and it shall also be indicated in the report which persons have been appointed to the Nominating Committee. The representative of the small and medium-sized shareholders shall also be appointed at this time.

The Nominating Committee's mandate shall entail the drafting and presentation of recommendations concerning:

- election of a person to serve as chairman of the General Meeting
- Directors' fees
- the number of Directors
- election of Directors
- Auditors' fees
- election of Auditors

Swedish Shareholders' Association Recommendation: The Annual General Meeting shall appoint a Nominating Committee.

20. Agenda items submitted by shareholders

Agenda items submitted by Mr. Ildefonso Escriche, Saltsjö-Boo

20.1 Decision that bonus/employee option programmes at Skandia be terminated

20.2 Decision that no bonuses be paid for the 2002 financial year

20.3 Decision on the halving of compensation and other terms for the CEO and other employees with managing positions in the group

Agenda items submitted by Mr. Anders Johansson, Järfälla

20.4 Decision on appointing an independent commission to investigate transactions between Skandia and Skandia Liv

20.5 Decision on assigning the Auditors with the task of examining transactions between Skandia and Skandia Liv and on obtaining an assurance from the Chairman of the Board and the CEO in relation to this

Agenda items submitted by the Swedish Shareholders' Association

20.6 Decision on assigning the Board with the responsibility of appointing a Compensation Committee

20.7 Decision on assigning the Board with the responsibility of appointing an Audit Committee

20.8 Decision, for the purpose of investigating if Skandia and/or its shareholders have suffered economic loss, on the appointment of such a special examiner as meant in 11 Chapter 21 § of the Swedish Companies Act, to examine transactions between Skandia and Skandia Liv, to examine the remuneration and benefits paid to senior executives, Directors and related parties to these persons, and to examine the principles for the reporting of embedded value

Documents sent in from shareholders who have submitted the matters above are available for inspection at Skandia, Corporate Law, Sveavägen 44, Stockholm.

21. Adjournment of the Annual General Meeting

DIVIDEND

The Board of Directors recommends that a dividend of SEK 0.30 per share be paid, and that the record date for payment of the dividend shall be 22 April 2003. If this recommendation is adopted, dividends are expected to be distributed from VPC AB on 25 April 2003.

ANNUAL REPORT

The 2002 Annual Report is available upon request from Skandia, SE-103 50 Stockholm, Sweden, telephone Int. +46-8-788 10 00, fax Int. +46-8-788 28 38, or can be downloaded from Skandia's website http://www.skandia.com.


Skandia

SWEDISH-SPEAKING SHAREHOLDERS
This summons to attend the Annual General Meeting of Skandia Insurance Company Ltd (publ) can also be obtained in Swedish from Skandia, Corporate Law, SE-103 50 Stockholm, Sweden, telephone Int. +46-8-788 29 63, +46-8-788 30 68 or +46-8-788 25 99, or fax Int. +46-8-788 15 50 or can be downloaded from Skandia's website http://www.skandia.com/stamma.

A welcome is extended to the shareholders to attend the Annual General Meeting.

Stockholm, March 2003

The Board of Directors